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June 20, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn.:   Craig Wilson, Senior Assistant Chief Accountant, Room 4561
Fax:     202-772-9210

Re:      Prism Software Corporation
         Form 10-KSB for the Year Ended December 31, 2004
         Form 10-QSB for the Period Ended March 31, 2005
         (File No. 0-21713)

Mr. Wilson:

         This is in response to your letter of June 10, 2005 concerning the Annual Report on Form 10-KSB for the year ended December 31, 2004, and the Quarterly Report on Form 10-QSB for the period of three months ended March 31, 2005, of Prism Software Corporation.

         Our responses are set forth in the order of your letter:

1. Our basis for recognition of revenues for the initial 12-month maintenance agreements concurrently with the related product licensing revenues, while revenues from subsequent maintenance renewals are deferred and recognized on a straight line basis over the duration of the renewal periods, is Paragraph .57 of SOP 97-2. The language of that Statement of Position provides that postcontract customer support revenue should be recognized in proportion to the amounts expected to be charged to expense for the services if such costs are incurred on a basis other than a straight line. We recently reevaluated the expense incurred and efforts required to provide maintenance service; our historical experience is that virtually all of the work in the first year takes place at or shortly after the initial licensing of the sale, and minimal effort is required for the remainder of the first year. Accordingly, we determined that the initial maintenance revenue should be recognized at the time of sale. With respect to maintenance agreement renewals, our experience has been that the efforts required to provide maintenance are not readily determinable as occurring on a basis other than a straight line. Thus, by default, the maintenance revenue for subsequent periods is recognized on a straight line over the duration of the renewal periods. While we did not specifically cite SOP 97-2 in the notes to the December 31, 2004 financial statements, we did clarify our language along these lines in the second paragraph of
         Note 2 to our financial statements in our March 31, 2005 10-QSB report. If appropriate, we plan to make specific reference to Statement of Position 97-2 in the notes to financial statements in future filings.




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2.       With respect to cash flow and liquidity, our financial performance has been improving. Although we are not yet cash flow positive, we believe that the operating results and trends are encouraging. Our revenue increased from 2003 to 2004 and from Q1/2004 to Q1/2005, and we realized modest profits in Q1/2005 on both an operating and a net income basis. The revenue increases are due primarily to the relationships we have established with resellers and original equipment manufacturers, which we cite in the "Results of Operations" section of
         Item 2 of our March 31, 2005 10-QSB report. Also, we are working to develop other sales channels and we believe the market will be receptive to improvements in our products and their robust features. In the interest of caution, however, we have not cited these specific factors in our filings. As for liquidity, our financial statements and Management's Discussion and Analysis of Financial Condition have included disclosures about liquidity issues for a number of years, but we have always been able to obtain financing in various forms. Our funding is currently provided by one major shareholder through non-convertible debt (prior to 2004 this debt funding was convertible); this debt matures March 1, 2007 and is secured by our assets. The shareholder who has provided this financing also serves on our Board of Directors and has generally expressed a willingness to continue financing us if necessary. Of course, since this expression of willingness is not a commitment and can be withdrawn at any time, there is no guarantee that funding will always be available from this shareholder. We have regularly cited his funding activity in our filings, and our relationship with this shareholder continues to be positive. Accordingly, we believe that sufficient financing for the next twelve months will be available from this shareholder, from other available financing sources, from cash generated by operations, or some combination of the three. As a result, we believe our disclosures in this area are adequate.


Per your request, we do acknowledge:

         o Prism Software is responsible for the adequacy and accuracy of the disclosure in the filing;
         o SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o Prism Software may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you,

/s/ Michael Cheever
-------------------------------
Michael Cheever, Treasurer
Prism Software Corporation
15500-C Rockfield Blvd.
Irvine, CA  92618